

14041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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A/3
11/4/

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2013__ AND ENDING ___December 31, 2013___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vulcan Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Hornitos Road

<table>
<tr><td></td><td>(No. and Street)</td><td></td></tr>
<tr><td>Catheys Valley</td><td>CA</td><td>95306</td></tr>
<tr><td>(City)</td><td>(State)</td><td>(Zip Code)</td></tr>
</table>

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lettice   **415-433-9445**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – if individual, state, last, first, middle name)

<table>
<tr><td>One Market, Landmark, Suite 620</td><td>San Francisco</td><td>CA</td><td>94105</td></tr>
<tr><td>(Address)</td><td>(City)</td><td>(State)</td><td>(Zip Code)</td></tr>
</table>

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUN 1 3 2014

02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless this form displays a currently valid OMB control number.

11/ 4/14

OATH OR AFFIRMATION

I, **Alan Lettice**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Vulcan Securities, LLC** as of **December 31, 2013**, and are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

                                                                    _____
                                                                    Signature

                                                                    _PRINCIPAL_____
                                                                    Title

Subscribed and sworn to before me
this 25 day of Feb. 2014

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3 -1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VULCAN SECURITIES, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2013



EisnerAmper LLP
One Market Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
 Vulcan Securities, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Vulcan Securities, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

New York | New Jersey | Pennsylvania | California | Cayman Islands

EisnerAmper is an independent member of PKF International Limited



EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vulcan Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 24, 2014

VULCAN SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	22,327
Investment in mutual fund, at fair value		29,778
Commissions receivable		69,458
Total assets	$	121,563

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	15,021
Members' equity		106,542
Total liabilities and members' equity	$	121,563

See Accompanying Notes to Financial Statements

VULCAN SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2013

Revenues

Commissions	$	979,492
Unrealized loss on investment in mutual fund		(395)
Interest income		1,730
Total revenues		980,827

Expenses

General and administrative	27,554
Insurance	23,555
Professional fees	18,711
Clearing fees	36,341
Total expenses	106,161

Net income	$	874,666

See Accompanying Notes to Financial Statements

- 4 -

VULCAN SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2013

Members' equity, beginning of year	$	72,452
Net income		874,666
Distributions to members		(840,576)
Members' equity, end of year	$	106,542

See Accompanying Notes to Financial Statements

VULCAN SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:

Net income	$	874,666
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Unrealized loss on investment in mutual fund		395
Increase in commissions receivable		(14,196)
Decrease in accounts payable and accrued expenses		(12,965)
Net cash provided by operating activities		847,900

Cash flows from financing activities:

Distributions to members		(840,576)

Net increase in cash

7,324

Cash, beginning of year

15,003

Cash, end of year

$ 22,327

See Accompanying Notes to Financial Statements

1.   Business and Summary of Significant Accounting Policies

Business

Vulcan Securities, LLC (the "Company") is a California limited liability company formed in 2002. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, each member's liability is limited to amounts reflected in the member's capital account.

The Company is an introducing broker-dealer and operates under a clearing broker agreement with Wedbush Securities ("Wedbush"). Wedbush serves as the custodian for the Company's customer accounts.

In October 2013, two principals members (including managing member) of the Company
Signed Independent Contractor agreements with Wedbush and plan to transition their clients
and plan to transition their clients and business to Wedbush in 2014. This represents substantially all the clients and business of the Company. As a result the Company will be withdrawing its broker/dealer membership with the SEC and FINRA and cease its broker/dealer operations. The Company is in the process of notifying its clients about the transition to Wedbush and expects to complete the transition and withdrawal of its membership by May 1, 2014.

Cash

The Company maintains its cash in bank deposit accounts with commercial banks which at times may exceed federally insured limits. Cash also consists of cash held by a clearing broker in a deposit account that is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Investment in Mutual Fund

At December 31, 2013, the Company owned 4,938.272 units of Vanguard High Yield Corporate Fund Investor Shares.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

VULCAN SECURITIES, LLC

Notes to Financial Statements
December 31, 2013

1.   Business and Summary of Significant Accounting Policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The mutual fund investment is valued using the net asset value, the last reported sales price on the day of valuation, of shares held by the Company and is categorized as a Level 1 investment.

Revenue Recognition

Commission revenue and related clearing expenses are recorded on a trade date basis as reported by the clearing broker.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $78,754, which was $73,754 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1907 to 1.

3. Related Party Transactions

The Company operates from the home office of one of its principals, for which the Company does not pay any rent.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

5. Subsequent Events

Management evaluated subsequent events through February 24, 2014 the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2014 to February 24, 2014, the Company distributed $97,496 to the members.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>VULCAN SECURITIES, LLC</u>   as of ___December 31, 2014 3___

1. Total ownership equity from Statement of Financial Condition..		$ 106,544	3480
2. Deduct ownership equity not allowable for Net Capital		( )	3490
3. Total ownership equity qualified for Net Capital...		106,544	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............			3520
B. Other (deductions) or allowable credits (List)...			3525
5. Total capital and allowable subordinated liabilities...		$ 106,544	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)...	23,323	3540		
B. Secured demand note delinquency..		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges..		3610	(23,323)	3620
7. Other additions and/or allowable credits (List)...				3630
8. Net capital before haircuts on securities positions..			$ 83,221	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments..		3660		
B. Subordinated securities borrowings..		3670		
C. Trading and investment securities:				
1. Exempted Securities...		3735		
2. Debt securities..		3733		
3. Options...		3730		
4. Other securities...	4,467	3734		
D. Undue Concentration..		3650		
E. Other (List)...		3736	(4,467)	3740
10. Net Capital..			$ 78,754	3750

OMIT PENNIES

6A:

    Non-allowable assets:
        Commissions receivable - 12b-1 Fees $ 23,323

- 11 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>VULCAN SECURITIES,LLC</u>   as of   <u>December 31, 2013</u>

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)..	$	1,001	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)..	$	73,754	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12...	$	72,754	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition..	$	15,019	3790

17. Add:

A. Drafts for immediate credit...	$		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited..	$		3810		
C. Other unrecorded amounts (List)..	$		3820		3830
19. Total Aggregate Indebtedness..		$	15,019		3840
20. Percentage of aggregate Indebtedness to net capital (line 19 / line 10)..		%	19.07		3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)........................			0.00		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits..		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)..		3880
24. Net capital requirement (greater of line 22 or 23)...		3760
25. Excess capital (line 10 or 24)...		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000..		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

VULCAN SECURITIES, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(i), and therefore is not subject to the reserve requirements of Rule 15c3-3.

VULCAN SECURITIES, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

VULCAN SECURITIES, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2013

1. Reconciliation of Computation of Net Capital to Respondent's Computation

   The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 78,754	$ 15,019	19.07%
Computation per Schedule I	78,754	15,019	19.07%
Differences		-	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

   The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
 Vulcan Securities, LLC

In planning and performing our audit of the financial statements of Vulcan Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York | New Jersey · Pennsylvania | California | Cayman Islands

EisnerAmper is an independent member of PKF International Limited



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
February 24, 2014



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the members of
 Vulcan Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Vulcan Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.   This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger and the corresponding check payments, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for revenue from sale of mutual fund shares on customer security accounts and clearing fees paid to other SIPC members noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There were no overpayments applied to current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

New York   New Jersey   Pennsylvania   California   Cayman Islands

EisnerAmper is an independent member of PKF International Limited



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
February 24, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name, Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

> 065764   FINRA   DEC
> VULCAN SECURITIES LLC   19*21
> PO BOX 158
> CATHEYS VALLEY CA 95306-0158

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

A. General Assessment (item 2e from page 2)	$	35
B. Less payment made with SIPC-6 filed (exclude interest)	(	0)
Date Paid		
Less prior overpayment applied		18
C. Assessment balance due or (overpayment)		7
D. Interest computed on late payment (see instruction E) for _____ days at 20% per annum		0
E. Total assessment balance and interest due (or overpayment carried forward)	$	7

PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7

G. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VULCAN SECURITIES LLC

Paul C Litt

PARTNER

Dated the 20 day of JANUARY, 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place

SIPC REVIEWER	Dates.			
	Postmarked	Received	Reviewed	
	Calculations _____		Documentation _____	Forward Copy _____
	Exceptions:			
	Disposition of exceptions:			

1

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.

a Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) $ __981,223__ (A)

b. Additions

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   __—__

(2) Net loss from principal transactions in securities in trading accounts   __—__

(3) Net loss from principal transactions in commodities in trading accounts   __—__

(4) Interest and dividend expense deducted in determining item 2a.   __—__

(5) Net loss from management of or participation in the underwriting or distribution of securities.   __—__

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   __⌣__

(7) Net loss from securities in investment accounts.   __—__

Total additions   __-0-__

c Deductions

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products   __935,050__ (B)

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions   __36,341__ (C)

(4) Reimbursements for postage in connection with proxy solicitation.   __—__

(5) Net gain from securities in investment accounts.   __—__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date   __—__

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act   __—__

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C)   __—__

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ __—__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __—__

Enter the greater of line (i) or (ii)   __—__

Total deductions   __971,391__

SIPC Net Operating Revenues $ __9,832__

General Assessment @ .0025 $ __25__

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